UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 1, 2023

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following table updates certain information provided in the Master Series Table found in the offering circular (the "Offering Circular") of Landa App LLC (the "Company"), dated June 28, 2022, available here, regarding the properties set forth below (the “Properties” and each a "Property").

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	368 Irwin Street Northeast, Unit 2, Atlanta Georgia 30312	January 2, 2023	$2,075	December 31, 2023
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	6696 Mableton Parkway SE, Unit B, Mableton Georgia 30126	January 1, 2023	$1,044.75	December 31, 2023

  (1) The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2) After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2023	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 1363 Hancock Street (5)(7)	open	06/28/2022	-	38,542	1,054,739.6	12,800	1,045	570	5%
2.	Landa Series 24 Ditmars Street (5)	open	06/28/2022	-	49,506	997,262.23	13,845	362	289	5%
3.	Landa Series 6696 Mableton Parkway SE (6)(7)	closed	06/28/2022	12/15/2022	100,000	505,527	4,029.75	332.99	188.27	8%
4.	Landa Series 996 Greenwood Avenue Northeast (6)(8) (9)	open	06/28/2022	-	17,136	435,622.82	6,967.19	1,968.76	1,187	8%
5.	Landa Series 368 Irwin Street Northeast (6)(7)	open	06/28/2022	-	64,465	771,615.11	10,746.25	1,073	212.33	8%
6.	Landa Series 132 Cornelia Street (5)(7)	open	06/28/2022	-	47,526	903,643.21	9,002.5	491	269.35	5%

(1) All 100,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 100,000 Shares

(3) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4) Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5) The Monthly Management Fee payable by each Series is expected to equal five percent (5%) of the Gross Monthly Rent.

(6) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(7) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of December.

(8) This Property has one or more apartment units that are currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(9) The tenant occupying Unit 4 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.